Exhibit (d)(15)

EXPENSE WAIVER AGREEMENT

This EXPENSE WAIVER AGREEMENT (the “Agreement”), is effective as of the 13th day of January, 2026, by and among Tweedy, Browne Company LLC, a Delaware limited liability company (the “Adviser”) and Tweedy, Browne Fund Inc., a Maryland Corporation (the “Company”), with respect to the Tweedy, Browne International Value Fund (the “Fund”).

WHEREAS, the Adviser and the Company are parties to an investment advisory agreement with respect to the Fund (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund in consideration of compensation as set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Adviser, of its own volition and not at the request or suggestion of the Company, has determined that it is desirable to take certain measures to limit the expenses of the Fund as it relates to the Fund's investment in an affiliated fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	FEE WAIVER.

To the extent that the Fund invests in the Tweedy, Browne International Insider + Value ETF (the “ETF”), an affiliated exchange-traded fund, the Adviser agrees to waive its management fee for the Fund in an amount equal to the management fee rate charged by the ETF.

2.	TERM AND TERMINATION OF AGREEMENT.

This Agreement shall continue in effect until the close of business on January 31, 2027 and may be continued, with respect to the Fund, from year to year thereafter at the sole and absolute discretion of the Adviser. Notwithstanding the foregoing, this Agreement may not be terminated, with respect to the Fund, prior to the close of business on January 31 , 2027 without the approval of the Company's Board of Directors.

3.	MISCELLANEOUS.

3.1       CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2       INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Company's Articles of Incorporation, Amended and Restated By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

3.3       LIMITATION OF LIABILITY. The obligations and expenses incurred, contracted for or otherwise existing with respect to the Fund shall be enforced against the assets of the Fund and not against the assets of any other fund.

3.4       AMENDMENT TO THIS AGREEMENT. This Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the 13th day of January, 2026.

Tweedy, Browne Company LLC		Tweedy, Browne Fund Inc. on behalf of
Tweedy, Browne International Value Fund

By:		By:
Name:	Jason Minard	Name:	Susan Lively
Title:	Member of Management Committee	Title:	Secretary

Signature:	/s/ Jason Minard	Signature:	/s/ Susan Lively
Email:	JMINARD@TWEEDY.COM	Email:	slively@tweedy.com